Exhibit 99.12

BLUEPRINT 2000	288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.	(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))
CHFP010.
Company Number	00029846

Company Name in full	Wolseley plc

		Day	Month	Year

Date of termination of appointment		09	11	2007
Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.
	as director		as secretary	x

NAME	* Style / Title	Mr			* Honours etc

Please insert details as previously notified to Companies House.	Forename(s)	Charles Patrick

	Surname	Watters

		Day	Month	Year

† Date of Birth

A serving director, secretary etc. must sign the form below.

*Voluntary details.	Signed	/s/ XXXXXX	Date	9/11/2007
†Directors only.
**Delete as appropriate.		(**serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Charles Watters, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading, RG7 4GA
Tel
	DX number	DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales	DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland	DX 235 Edinburgh